BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 333-188060 and 811-03578)
Aquila Municipal Trust (File Nos. 333-188056 and 811-04503)
Registration Statements on Form N-14

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No.1 to the proxy/registration statement on Form N-14 filed by each of Aquila Funds Trust and Aquila Municipal Trust (each, a “Registrant”) on June 4, 2013.  Following are the Staff’s comments and the Registrant’s responses thereto:

1.  Capitalization Table

Comment:	The Staff asked why Aquila Funds Trust shows the costs of the Reorganization in the capitalization table if the Fund’s investment adviser is assuming such costs.

Response:
The Registrants note that the costs of the Reorganization are reflected in the capitalization table because, as disclosed, the Fund is responsible for the costs of the Reorganization.  However, under an expense limit agreement among the Fund, the Fund’s investment adviser and the Fund’s sub-adviser, the Fund will be reimbursed for expenses that exceed the limits set forth in the agreement.  The Fund’s expenses are anticipated to exceed such limits prior to incurring the Reorganization costs and, accordingly, it is anticipated that the Fund will be reimbursed for such Reorganization costs.

2.  Cover Page

Comment:	The Staff requested that the Registrants add the statements required by Items 1(b)(4)(iii) and 1(b)(5) of Form N-14 to the cover page of the Proxy Statement/Prospectus.

Response:	The Registrants have revised the cover page of each Proxy Statement/Prospectus to include the disclosure requested by the Staff.

3.  Average Annual Total Return Tables

Comment:	The Staff requested that Aquila Funds Trust add disclosure about the additional index that is included in the average annual total returns table in accordance with Item 4(b)(2) of Form N-1A.

Response:	Aquila Funds Trust has added disclosure to address the Staff’s request.

4.  Amended and Restated Declaratoin of Trust

a. Comment:
The Staff requested that the Registrants add disclosure to the summary section explaining that if some or all of the provisions of the Amended and Restated Declaration of Trust are not approved by the shareholders, those provisions will not go into effect and the corresponding provisions of the declaration of trust currently in effect for each Registrant will remain in effect following the closing of the applicable Reorganization.

Response:	The Registrants have added the disclosure requested by the Staff.

b. Comment:	The Staff requested that the Registrants attach a copy of the current declaration of trust as an exhibit to the Proxy Statement/Prospectus.

Response:
As discussed with the Staff, the Registrants note that attaching a copy of the current declaration of trust to each Proxy Statement/Prospectus would add more pages to each Proxy Statement/Prospectus, which would increase the costs of printing and mailing the documents.  The Registrants respectfully submit that any benefit to shareholders in providing the current declaration of trust in each Proxy Statement/Prospectus would be offset by such increased printing and mailing costs.  Furthermore, the Registrants note that each Proxy Statement/Prospectus currently includes a significant amount of disclosure regarding the provisions of the current declaration of trust, and the differences between the current declaration of trust and the amended and restated declaration of trust.  The Registrants respectfully submit that the providing a copy of the current declaration of trust would not provide further assistance to shareholders in understanding the provisions of the current declaration of trust.

5.   Fundamental Investment Policy Regarding Permitted Fund Investments

Comment:
The Staff stated that it does not believe that the statement that “the Successor Funds do not have a fundamental investment policy regarding permitted fund investments” is accurate because each series of Aquila Municipal Trust has a fundamental 80% policy.  The Staff requested that the Registrants rephrase such statement to state that “the Successor Funds do not have the fundamental investment policy regarding permitted fund investments noted above.”

Response:	Aquila Municipal Trust has revised the disclosure to address the Staff’s comment.

6.  Other Investment Practices, Securities and Risks of the Funds

Comment:	The Staff requested that Aquila Funds Trust identify the risk disclosure regarding investments in junk bonds by a separate heading titled “junk bonds risk.”

Response:	Aquila Funds Trust has added the disclosure requested by the Staff.

7.  Net Asset Value

Comment:
The Staff requested that Aquila Funds Trust add the disclosure required by Item 11(a)(3) of Form N-1A to the extent that the Fund has portfolio securities that are primarily listed on foreign exchanges.

Response:	Aquila Funds Trust has added the disclosure requested by the Staff.

8.  Undertakings

Comment:
The Staff requested that Aquila Municipal Trust revise undertaking (3) to clarify that it will file as exhibits to a post-effective amendment to its registration statement on Form N-14 final executed versions of the legal and consent opinion as to tax matters with respect to each Reorganization.

Response:	Aquila Municipal Trust has revised the undertaking to address the Staff’s comment.

9.  Opinions

Comment:
The Staff requested that the Registrant file a new form of legality opinion that does not assume that the resolutions of the Board of Trustees of the Trust will be finalized and incorporated into minutes of such meeting and approved by the Trust’s Trustees prior to the issuance of the Acquiring Fund Shares.

Response:	The Registrants will file a new form of legality opinion as requested by the Staff.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Funds Trust
Aquila Municipal Trust
380 Madison Avenue, Suite 2300
New York, New York 10017

June 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Form N-14s:
Aquila Funds Trust (File Nos. 333-188060 and 811-03578)
Aquila Municipal Trust (File Nos. 333-188056 and 811-04503)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Pre-Effective Amendment No. 1 to the proxy/registration statement on Form N-14 filed by each of Aquila Funds Trust and Aquila Municipal Trust (each, a “Registrant”) on June 4, 2013, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Sincerely,

    Aquila Funds Trust
    Aquila Municipal Trust

    By: /s/ Charles E. Childs, III
Name:    Charles E. Childs, III
Title:      Secretary